Exhibit 12.1
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Years Ended March 31,					Nine Months Ended
	2005	2006	2007	2008	2009	December 31, 2009

Earnings available for fixed charges:

Earnings from continuing operations before income taxes, minority interest and discontinued operations	$10	$98	$130	$775	$1,065	$953

Add: Fixed charges	245	192	229	248	191	112

Less: Minority interest in pre-tax loss of subsidiaries that have not incurred fixed charges	—	1	—	—	—	—

Total earnings available for fixed charges	$255	$291	$359	$1,023	$1,256	$1,065

Fixed charges:

Interest expense(1)	$177	$122	$153	$169	$130	$82
Interest portion of rental expense	68	70	76	79	61	30

Total fixed charges	$245	$192	$229	$248	$191	$112

RATIOS OF EARNINGS TO FIXED CHARGES	1.04	1.52	1.57	4.13	6.58	9.51

Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness